

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 10, 2009

Robert C. Flexon
Executive Vice President and Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re:** **NRG Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 12, 2009**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 001-15891**

Dear Mr. Flexon:

We have reviewed your response letter dated October 19, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 6 – Nuclear Decommissioning Trust Fund, page 167

1. We read your response to comment 20 of our letter dated September 30, 2009. In future filings, please revise your footnote to provide all the disclosures required by ASC 320. In this regard, we note your position with respect to the application of ASC 980; however, this does not preclude you from complying with the requirements of ASC 320.

Note 23 - Environmental Matters, page 211

2. We read your response to comment 23 of our letter dated September 30, 2009. Please revise your future filings to exclude unaudited forecasted information in the footnotes to your financial statements.

Robert C. Flexon
NRG Energy, Inc.
November 10, 2009
Page 2

Signatures

3. We note your response to comment 24 of our September 30, 2009 letter and reissue our comment in part. Please confirm whether your principal financial officer's and principal accounting officer's signatures are intended to comply with both the requirement to sign on behalf of the registrant and the requirement that the principal financial officer and principal accounting officer sign in their respective capacities as set forth in General Instruction D(2)(a) of Form 10-K.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

4. We reissue comment 28 of our September 30, 2009 letter. We understand your response that your performance criteria, any targets, and the identity of the NEOs change each year. Nevertheless, please either provide us with sample disclosure utilizing your 2008 Performance Criteria, or provide us with 2009 Performance Criteria which may include placeholders where information has yet to be determined.

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You may contact, Robert Babula, Staff Accountant, at (202) 551-3254 or in his absence Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director